Platinum Group Metals Ltd.

(Development Stage Company)

Supplementary Information and MD&A

For the nine month period ended May 31, 2006

Filed: July 14, 2006

A copy of this report will be provided to any shareholder who requests it.

The attached statements have not been reviewed by the Company’s auditors

MANAGEMENT DISCUSSION AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

The Company has been very active on projects in South Africa during the period. The Company’s Canadian projects were not active.  During the period the Company incurred a net loss of $2,652,922 (2005 - $3,733,014). General and administrative expenses totaled $1,998,919 (2005 - $3,113,167). Interest, other income and recoveries amounted to $134,245 (2005 - $130,523).  Global exploration expenditures during the period totaled $5,424,559 (2005 - $3,847,573).

On October 27, 2004, the Company announced the formation of the Western Bushveld Joint Venture (“WBJV”) with Anglo Platinum and Africa Wide Mining. Work commenced immediately thereafter on the project and the rate of work has accelerated. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area. The Company plans to complete a pre-feasibility study on Project 1 of the WBJV by July or August 2006. At the time of writing there are 7 diamond drills turning on the WBJV. In August of 2005 the Company completed an engineering review, a statement of inferred resources, and Preliminary Assessment of the first planned project on the WBJV in compliance with Canadian National Instrument 43-101. Later, on December 12, 2005, and then on March 2, 2006, the Company published updated resource estimates for the WBJV. The Company was also active during the period with an exploration program on its War Springs project in South Africa, consisting of diamond drilling, geophysical surveys and ground prospecting.

During the period the Company executed a settlement and purchase agreement for both the surface rights and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV. The total purchase price became
R7.0 million (approx. C$1.3 million), after a discount of R200,000 for early settlement. Prior to August 31, 2005, the Company paid out R4.2 million in payments and in September 2005 paid a final payment of R2.8 million to complete the transaction. The cost of this acquisition was accrued and included in accounts payable for the fiscal year ended August 31, 2005.

The Company has increased its general level of activity in the past two years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s Interim and Audited Financial Statements and should be read in conjunction with these financial statements.

	Period ended May 31, 2006	Year ended Aug. 31, 2005	Year ended Aug. 31, 2004
Revenue (interest & other income)	$134,245	$218,373	$430,106
Net Income (Loss)	($2,652,922)	($3,795,648)	($2,242,627)
Net Income (Loss) per Share	($0.06)	($0.10)	($0.07)
Total Assets	$18,966,728	$15,705,187	$9,134,019
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
May 31, 2006	$55,062	(515,092)	($0.01)
February 28, 2006	$53,234	(1,447,883)	($0.03)
November 30, 2005	$25,949	(689,947)	($0.02)
August 31, 2005	$87,850	($62,634)	($0.00)
May 31, 2005	$44,993	($975,865)	($0.03)
February 28, 2005	$47,089	($2,157,952)	($0.05)
November 30, 2004	$38,441	($599,197)	($0.02)
August 31, 2004	$49,833	($898,979)	($0.03)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company’s future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements; however, the Company is working to complete a bankable feasibility study for the WBJV by December 2006. If a production decision is taken by the WBJV upon completion of that study, the Company will likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities, or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and South Africa are subject to risks common to operations in the mining industry. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is not certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance sheet arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Mineral property acquisition costs deferred during the period totaled $309,397 (2005 - $580,698), most of which was for South African property acquisition costs and payments. Exploration and development costs deferred in the period totaled $5,424,559 (2005 - $3,847,573). Of that amount $23,669 (2005 - $1,052,726) was incurred on the Company’s Canadian properties. An amount of $5,400,890 (2005 - $2,794,847) was incurred on the Company’s South African properties.

Cost recoveries on Canadian mineral properties during the period amounted to $Nil (2005 - $55,000). During the period $793,298 (2005 - $667,018) in deferred costs relating to mineral properties were written off. An amount of $793,298 (2005 - $651,568) was written off for Ontario projects while the balance of $Nil (2005 - $15,450) related to South African write offs. For more information on mineral properties see Note 5. of the Company’s unaudited May 31, 2006 quarterly Financial Statements and the August 31, 2005 Audited Financial Statements.

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. Mr. John A. Gould, a senior mining executive, is the managing director of PTM RSA and has established a permanent office in Johannesburg. Several professional and administration staff have now joined PTM RSA. The Company now conducts all of its South African exploration and development work through PTM RSA.

On October 26, 2004 the Company (37%) entered into a joint venture with, Anglo Platinum Limited (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (26%) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Western Bushveld Joint Venture (“WBJV”) immediately provides for a 26% Black Economic Empowerment interest to Africa Wide in satisfaction of the 10-year target set by the Mining Charter and newly enacted Mineral and Petroleum Resources Development Act. Africa Wide will also work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

PTM operated and funded an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million). According to the terms of the WBJV agreement this work was due over five years to January 26, 2010. As of April 2006 this requirement had been completed.  After Rand 35 million in expenditures has been funded by PTM, the partners are required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. The JV agreement also includes pro-forma purchase agreements for either concentrate or broken ore. Prior to the end of the period the Company and WBJV partners Anglo Platinum Limited and Africa Wide Mining had approved a 2006 cash budget for the WBJV totaling R 29,712,200 (approx. Cdn $4.75 million at the time of writing).  Each party is to fund their pro-rata share of the approved budget by way of three separate cash calls.  At May 31, 2006 Anglo Platinum was due to contribute R 4,4799,925, which was subsequently contributed.  At May 31, 2006 Africa Wide was due to contribute R 3,372,920, which amount was outstanding at the time of writing.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. PTM will also be credited for its Rand 35 million expenditure as described above.  Each party will then have the opportunity to contribute forward going capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

Primary exploration targets for the WBJV are the Merensky and UG2 Reefs. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum’s BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

In March 2005 the Company received an NI 43-101 technical report and resource statement for the WBJV property. The report recommended additional diamond drilling and structural analysis for a budget of $907,007. This work was completed by mid 2005. In August 2005 the Company published an Independent Preliminary Assessment on the initial WBJV resource area called “Project 1” in compliance with Canadian NI 43-101 standards. This report also recommended further work, which the Company has now completed.

On December 12, 2005 the Company published an updated Independent Resource Estimate reporting the classification of 1.31 million ounces platinum, palladium, rhodium and gold (4E) as Indicated Resources (Merensky Reef – 3.68Mt at 7.33 g/t 4E and UG2 – 3.24 Mt at 4.25 g/t 4E) and 3.90 million ounces as Inferred Resources (Merensky Reef – 13.59 Mt at 6.88g/t 4E and UG2 – 6.69 Mt at 4.15g/t 4E).

On March 2, 2006 the Company published a further updated Independent Resource Estimate, which shows Indicated 4E (platinum, palladium, rhodium and gold) resources for the project of 2.57 million ounces. In addition, inferred 4E resources are estimated at 5.14 million ounces.  See tables below.  About 40% of the prospective project area has now been classified as a resource by the drilling to date. Drilling is planned to continue as the Pre-feasibility advances.

Indicated Resource
	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	5.816	6.91	1.22	1.22	40.16	1.2911
MR CR	300	0.007	6.86	1.18	1.18	0.05	0.0016
UG2	100	14.630	2.72	1.42	1.42	39.81	1.2800
Total Indicated		20.453	3.91	1.28	1.28	80.023	2.5728

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.48	27%	1.85	4%	0.29	4%	0.29
MR CR	65%	4.45	27%	1.84	4%	0.28	4%	0.29
UG2	63%	1.71	27%	0.74	9%	0.25	1%	0.03

Inferred Resource

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	18.322	6.18	1.21	1.21	113.16	3.6382
MR CR	300	0.178	6.14	1.04	1.04	1.09	0.0351
UG2	100	12.485	3.66	1.43	1.43	45.64	1.4674
Total Inferred		30.985	5.16	1.23	1.28	159.89	5.1407

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.01	27%	1.65	4%	0.26	4%	0.26
MR CR	65%	3.99	27%	1.65	4%	0.26	4%	0.26
UG2	63%	2.30	27%	0.99	9%	0.33	1%	0.03

The following note is mandated under SEC Guidelines to appear near the resource table. Cautionary Note to U.S. Investors concerning estimates of Indicated and Inferred Resources. This section uses the terms “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

The properties comprising the WBJV are all currently operated under either Old Order or New Order prospecting permits. New Order prospecting permits are granted under the new Mineral and Petroleum Resources Development Act. Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the WBJV’s Old Order rights. Any future production from the WBJV will be subject to the grant of a Mining Authorization from the Government of South Africa.

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as “Reserves”. The Pre-feasibility Study, which is now in progress, will address some of these issues. The Feasibility Study is targeted for completion at the end of 2006.

The resource base for the WBJV is now at a suitable confidence level to allow for the commencement of the pre-feasibility design process and further drilling is now underway prior to final financial modeling for the Pre-feasibility Study. This drilling will have the objective of increasing the proportion of the resource in the Indicated category so that it can be included in the financial model under SAMREC and NI-43101 guidelines. The drilling will also investigate further areas with reef potential along strike within the joint venture area.

To the time of writing PTM has completed approximately 40,000 metres of drilling in 110 holes and the March 2, 2006 update included the results up to hole 87, along with previous results from Anglo Platinum. The resources are estimated under SAMREC categories by the kriging statistical method and the Indicated Resources have drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 35% of the project resource area and the resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) are estimated in the resource tables. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South

African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split-estimates as they have been calculated using the arithmetic mean of the assay information.

PTM as operator of the Joint Venture and has engaged a multi-discipline team of approximately 20 independent engineers, which commenced detailed Pre-feasibility Study work in early January 2006. The Pre-feasibility Study will consider the opportunities presented as the result of further drilling up until April or May of 2006. The Pre-feasibility Study will consider and outline the details and possible mitigation of several considered projects risks, not yet assessed in detail, including metallurgical recoveries, smelt costs and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act28 (2002).

The December 12, 2005 and March 2, 2006 Resource Updates both recommend the completion of further drilling to expand the known resource base, increase the confidence level assigned to specific resources, obtain core for metallurgical test work and provide additional data for the refinement and optimization of the Project 1 scope and mine plan. The December 12, 2005 report recommended additional boreholes in the areas of Project 1 (10 holes) and Project 2 (20 holes) at a total budgeted cost of 4.95 million Rand. The report also recommended the Company commission a pre-feasibility study. This work is underway.  The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date. As recommended by the reports, follow-up drilling and engineering is now being executed. Two drilling rigs are active at the time of writing on the WBJV. The potential to increase the size and confidence level of the inferred resources on the property is considered excellent by all members of the JV.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo Platinum Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted Old Order prospecting permits on both properties during the 2004 fiscal year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finder’s fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002. The Company incurred exploration costs of $710 (2005 - $111,768) on Tweespalk and $461,488 (2005 - $965,558) on War Springs during the period. Combined acquisition costs to May 31, 2006 on the War Springs and Tweespalk properties amounted to $145,210 (Aug. 31, 2005 - $127,044).

Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the War Springs and Tweespalk Old Order rights. The underlying acquisition agreement for these properties is also subject to amendment in order to re-define the original terms and conditions of the agreement under the new Mineral and Petroleum Resources Development Act.

In early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. Interpretation of the airborne and later mapping and soil geochemistry surveys provided drill targets. Drilling commenced on the property in May 2004 and continued until April 2005. To the time of writing approximately 8,000 metres in 18 boreholes has been drilled.

In March 2005 the Company received an NI 43-101 compliant technical report for the War Springs and Tweespalk properties. No work was recommended for the Tweespalk property in 2005. During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. Results were encouraging and further work is under consideration for the future. The technical report did recommend an amount of $583,139 in continued diamond drilling work, analysis and modeling for War Springs with the objective of delineating a resource on the project in compliance with SAMREC, JORC and NI 43-101 standards. This work was mostly completed by February 28, 2006.

In October 2005 the Company announced an independent resource calculation on the War Springs property, including information on a new deposit type with potential for low cost bulk mining. The independent report confirms an NI 43-101 compliant inferred resource of 980,000 ounces of platinum, palladium, and gold (29.6 M tonnes grading 1.03 g/t 2PGE+Au (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au), 0.13% Nickel, 0.11% Copper) with strong evidence of resource continuity. This new resource is found in two distinct reef layers 5-10 metres thick named the “B” and “C” reefs, starting at surface and dipping in parallel sheets at a 65 degree angle to a depth of 400 metres and remaining open. The Qualified Person has assessed the resource cut-off on a gross metal value of Rand 109 per tonne, based on a preliminary low cost decline, block cave mining model.

There is potential for resource expansion along the southern portion of the War Springs property. Soil sampling results, combined with geophysics, clearly outline the surface trace of the deposit and show a distinct extension to the south for a further 1.2 kilometres.  This area was drill tested in early 2006.  Assay results and interpretation from this work are pending.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest.

Africa Wide has also been granted a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at May 31, 2006 are calculated to be $253,926 (August 31, 2005 - $250,994). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005. At August 31, 2005 payments of 4.2 million Rand had been made. After year-end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act over the Elandsfontein property.

During late 2003 the Company acquired an option to earn a 51% interest in the Lakemount nickel-copper-PGE project located near Wawa, Ontario in exchange for cash payments of $150,000 ($75,000 paid to February 28, 2006), share payments of 150,000 (50,000 issued and paid to February 28, 2006) and exploration work of $2.5 million to December 31, 2008 ($1,090,770 completed to February 28, 2006). The Company can buy a further 11% from an underlying vendor for $3.3 million, bringing the Company’s potential project interest to 62%. The property is known to host well-defined low-grade nickel-copper-PGE mineralization. To early 2005 the Company has completed more than 3,300 metres of drilling on the property, as well as airborne, ground based and down-hole geophysical surveys. Results continue to indicate the potential for both open pit and underground resources on the property. Combined acquisition and exploration costs deferred on the property by the Company amounted to $1,317,872 at May 31, 2006 (2005 - $1,174,012). Roscoe Postle Associates Inc. of Toronto completed an NI 43-101 compliant preliminary resource assessment and scoping study for the project in early 2005. The Company is not presently active on the property. Future work is under consideration.

In September 2004 the Company acquired an option to earn an initial 50% interest in the Seagull property located in the

Nipigon region of Ontario by completing $7.5 million of exploration work ($702,234 completed to November 30, 2005) and making cash payments of $750,000 ($75,000 paid) over a five-year period to September 24, 2009. PTM could earn an additional 20% property interest by completing a bankable feasibility study for the property and arranging production financing. During the year the Company’s exploration work on this property consisted of drilling, geochemistry, geophysics, mapping and modeling. The Company has now taken a decision to focus its resources on its South African projects and as a result the Seagull property was abandoned as of February 28, 2006, resulting in a write-off in the amount of $785,288.

The Company’s Agnew Lake property was not active during the period. The Company has directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin to August 31, 2005. Occurrences of PGEs have been located on the property, but no resource has been delineated to date. At August 31, 2005 the Company wrote off its remaining investment in the property of $276,852. Subsequent to year end Kaymin advised the Company that it would cease further funding of the project. Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance the terms of their option agreement. PFN has now terminated its option and retains no working interest.

e)

Administration Expenses

Before a non-cash charge for stock based compensation of $39,944 (2005 - $1,500,000), and not including interest, other income and recoveries in the period of $134,245 (2005 - $130,523), general and administrative expenses totaled $1,958,975 (2005 - $1,613,167). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $313,084 (2005 - $227,691); office and miscellaneous expenses of $89,447 (2005 - $111,510); professional fees of $149,694 (2005 - $120,618); salaries and benefits of $652,669 (2005 - $448,324); shareholder relations expense of $108,072 (2005 - $43,525); travel expenses of $191,532 (2005 - $217,681); mail, news releases and printing expense of $33,045 (2005 - $37,188) and promotion expenses of $155,505 (2005 - $110,246).

f)

Related Party Transactions

Management and consulting fees expense and salaries in the period of $280,623 (2005 - $210,891) were incurred with two directors (2005 - three directors) of the Company. Of this amount approximately $159,273 (2005 - $100,734) is related to fees for the Company’s President. At May 31, 2006 there were $3,815 fees (2005 - $Nil) owed and included in accounts payable.

The Company received $101,081 (2005 - $101,590, 2004 - $114,461) during the period from MAG Silver Corp. (“MAG”), a company with common directors and a common officer, under the terms of a 2003 service agreement for administrative services.  Accounts receivable at the end of the period include an amount of $17,714 due from MAG.

During the period the Company accrued or received payments of $15,600 (2005 - $39,000, 2004 - $Nil) from Sydney Resource Corporation (“SYR”), a company with common directors and a common officer, for administrative services.  The amount received was net of a credit adjustment of $19,500 in recognition of SYR’s relative inactivity in the first three quarters of calendar 2005.  Accounts receivable at the end of the period include an amount of $11,096 due from SYR.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $108,072 (2005 - $43,525). Since 2003 the Company has managed its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations has been contracted at a rate of US $5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the period amounted to $191,532 (2005 - $217,681). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. Since early 2004 the Company’s increased activity level in South Africa has increased these costs. Promotion expenses in the period amounted to $155,505 (2005 - $110,246) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $309,397 (2005 - $580,698) in cash and shares. This includes $94,800 for properties in Ontario, and $214,597 to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $269,397 (2005 - $552,698) and share issuances for property acquisitions totaled $40,000 (2005 - $28,000).

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended May 31, 2006.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and recorded over their vesting periods. The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002. The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods. As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005. The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amounts to $1,283,289. Had the same basis been applied to share purchase options granted in 2004 and 2003 the stock compensation expense recognized would have been $241,000 and $77,000 respectively.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 4,927,547 (2005 – 8,506,216) common shares during the period. Of this 4,902,547 shares (2005 – 8,478,216) were issued for cash proceeds of $6,895,558 (2005 - $8,446,541). A further 25,000 shares (2005 – 25,000) were issued for mineral properties for a value of $40,000 (2004 - $28,000). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At May 31, 2006 the Company had cash and cash equivalents on hand of $1,267,449 compared to cash and cash equivalents of $5,161,025 at May 31, 2005. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $6,604,552 (2005 - $4,400,271), management fees and expenses of $313,084 (2005 - $227,691) and other general and administrative expenses of $1,594,322 (2005 - $1,329,570).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 13%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition Payments	$ 6,338,710	$ 928,200	$ 5,410,510	$ 0	$ 0
Exploration Costs	2,272,230	100,000	2,172,230	0	0
Lease Obligations	119,439	23,648	86,183	9,608	0
Totals	$8,730,379	$ 1,051,848	$7,668,923	$ 9,608	$ 0

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

(a)

The Company has granted 175,000 employee stock options between the price of $1.85 and $1.92 to employees of the Company.

(b)

On July 13, 2006 the Company and Agents RBC Capital Markets and J.F. Mackie & Company Ltd. closed a private placement for gross proceeds of Cdn $10,080,000. The placement was comprised of 5.6 million units, each priced at $1.80 and consisting of one common share and one half a common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company until March 31, 2007 at a price of $2.10 per share.  The Company paid the Agents a cash fee equal to 7.0% of the gross proceeds from the offering.  The securities issued by way of the placement are subject to a four-month hold period.

8.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

Eric Carlson
Frank R. Hallam
R. Michael Jones
Iain McLean
Barry W. Smee

b)

Officers:

R. Michael Jones (President)
Frank R. Hallam (Chief Financial Officer)
Barry Smee (Secretary)

c)

Officers of Subsidiary:

John A. Gould

(Managing Director Platinum Group Metals RSA (Pty) Ltd.)